Differential Brands Group Inc.

1231 South Gerhart Avenue

Commerce, California 90022

March 2, 2016

Via Edgar Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes Rufus Decker

Re:	Differential Brands Group Inc. Form 8-K Filed January 29, 2016 File No. 000-18926

Dear Mr. Rhodes:

On behalf of Differential Brands Group Inc. (the “Company,” “we,” “us” or “our”), reference is made to the letter dated February 4, 2016 (the “Comment Letter”) from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Current Report on Form 8-K, filed with the Commission on January 29, 2016 (the “Current Report”).  The following is the Company’s response to the Comment Letter. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with our response thereto set forth immediately under such comment.

Item 4.01

1.              Since the same accountant did not report on the most recent financial statements of both the registrant and the accounting acquirer, it appears a change in accountants has occurred. Please amend your Form 8-K to also provide under Item 4.01 the disclosures required by Item 304 of Regulation S-K for the change in independent accountants. The accountant that no longer will be associated with the registrant’s financial statements should be treated as the predecessor accountant.

Response:

The Company acknowledges the Staff’s comment.  As of the date the Form 8-K was filed on January 29, 2016, and as of the date hereof, the Company has not made a decision as to which independent accounting firm will continue as the successor auditor.  The Company will file an appropriate Form 8-K with the Commission containing Item 4.01 disclosures within four business days of the date such a decision is made.

* * * * *

The Company hereby acknowledges to the Commission that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions concerning this response, please contact me at (323) 588-5188 or Erica D. McGrady of Akin Gump Strauss Hauer & Feld LLP at (202) 887-4327.

Very truly yours,

/s/ Hamish Sandhu

Hamish Sandhu
Chief Financial Officer

cc:                  Erica D. McGrady, Esq.